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                                                              Exhibit 99.(a)(2)

                               [amazon.com logo]

                               January 31, 2001

     Dear Employees:

        Attached you will find the details of a stock option exchange program. As you know, we as a company are philosophically committed to the concept of employees as owners, and in light of the recent stock market volatility, especially for Internet stocks, we felt it appropriate to offer this exchange program. Together with our regular annual grant process in September, this program will help us advance our philosophy.

        Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the Election Form to us no later than 5 p.m., Pacific Time, February 28, 2001.

        If you have any questions about the offer, please contact your STG Representative, whose name is on the Election Form or, if they are unavailable, contact the Stock Options Office at (206) 266-4241 or stockoptions@amazon.com.

     Sincerely,

     /s/ Jeff P. Bezos

     Jeff P. Bezos
     President and Chief Executive Officer

     Enclosures
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                      SUMMARY OF TERMS OF OPTION EXCHANGE
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    RESPONSE NEEDED BY 5 P.M., PACIFIC STANDARD TIME, ON FEBRUARY 28, 2001.
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You must check your election and sign and date the Election Form and return it to your STG Representative before 5 p.m., Pacific Standard Time, on February 28, 2001. If you have any questions, please contact your STG Representative. The name of your STG Representative is on the Election Form.
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The following summarizes some of the terms and conditions of the offer to exchange options. Please read the Offer to Exchange as well because the information in this summary is not complete.

   Who Can Participate in the Exchange? Any regular employee who has been continuously employed by Amazon.com from July 24, 2000 through the expiration of this offer can exchange all of their stock option grants with exercise prices of more than $23.00 per share, on an all-or-nothing basis, for a new grant. We are excluding from the offer the special one-time stock option grants with a two year vesting schedule granted in July and August of 2000 (the "special options"). However, the special options will be cancelled if you accept the offer.

   How Many New Options Will I Receive? Each new option will be exercisable for the number of shares equal to two years of vesting on eligible options multiplied by four-thirds (1.33). Specifically, in the case of eligible options that vest in full over a five-year period, we will multiply four-thirds (1.33) by the number of shares that would vest in two years (40% of the number of shares subject to the eligible option). In the case of all other eligible options, we will multiply four-thirds (1.33) by the number of shares that are scheduled to vest during the two-year period beginning February 14, 2001. Think of this as a one-third premium on regular vesting for the next two years. The minimum option grant will be for 100 shares, regardless of the eligible options exchanged. The exact number of option shares that you have now and that you would have if you accepted the exchange is set forth in the enclosed Election Form. Take a look at this now and contact your STG Representative if you have any questions.

   What is the Exercise Price of the New Options? Each new option will have an exercise price equal to the lowest closing price for the common stock as reported by the Nasdaq National Market for the period from January 1, 2001 through and including February 14, 2001, but not less than 85% of the closing price on February 14, 2001. We will post the exercise price on the Amazon.com STG intranet home page and post the exercise price in the break rooms of all distribution centers on or about February 14, 2001.

   What is the Vesting Period of the New Options? Each new option will vest over a two-year period beginning February 14, 2001. The first vest date will be August 14, 2001, when 1/4 (25%) of each new option will be vested and exercisable. On the fourteenth day of each month thereafter, an additional 1/24th (4.166%) of each new option will vest and become exercisable. On February 14, 2003, the new options will be fully vested.

   What is the Termination Date of the New Options? Each new option will have a term that expires on September 30, 2003.

   What does the Company Recommend that I Do? The Compensation Committee of our Board of Directors has approved this offer and recommends that employees accept it. The new options will have a lower exercise price, monthly vesting (beginning August 14, 2001) and a one-third premium on vesting over the next two years compared to your eligible options. All of our eligible executive officers intend to accept the offer. The Compensation Committee believes that, in general, the offer creates a better chance for employees to obtain value from their options in the short-term. We still intend to provide long-term incentives through our regular annual option grant program in September 2001. The Compensation Committee recognizes that the decision to accept is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.
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   What Happens to Your Eligible Options and Special Options if You Accept the
Offer? If you accept the offer, all of your eligible options and special options will be cancelled and you will have no further right or interest in those options, whether vested or unvested.

   What is the U.S. Tax Treatment of the New Options? Each new option will not qualify as an incentive stock option under the Internal Revenue Code of 1986 and will not be eligible for the special tax treatment that applies to incentive stock options.

   What Happens if I Don't Accept the Offer? If you do not accept the offer to exchange options, you will keep your current options and will not receive any new options.

   Can I Change My Mind? Yes. After you turn in the Election Form, you can change your election any time by delivering a signed change in election form to your STG Representative before 5 p.m., Pacific Standard Time, on February 28, 2001 (unless Amazon.com extends the deadline). Your STG Representative can provide you with a notice for a change in election, or you may contact the Stock Options Office at (206) 266-4241 or stockoptions@amazon.com.